FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO PUBLICLY-HELD COMPANY CNPJ/ME No. 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. PUBLICLY-HELD COMPANY CNPJ/ME No. 06.057.223/0001-71 NIRE 33.300.272.909

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”) and Sendas Distribuidora S.A. (“Assaí”), pursuant to article 157 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby inform their shareholders and the market in general that the assignment of the exploration rights of over 40 commercial points to Assaí has been concluded, adding to the 20 carried out in Q4 2021, we ended Q1 22 with 60 points assigned, 86% of the total, in line with the material facts already disclosed on October 14th and December 16th, 2021 related to the transaction involving the conversion of stores under the “Extra Hiper” banner operated by GPA in cash & carry stores, which will be operated by Assaí.

The other 10 remaining commercial points are expected to be concluded until the end of May 2022, date that can be postponed depending on administrative procedures.

The finalization of this important step confirms Assaí's successful growth strategy as well as the ability to execute the expansion, with the consolidation of the Company's presence in 16 capitals (such as São Paulo, Rio de Janeiro, Brasília and Recife), in some of the best points in each locality and highly recognized by the population. The list also includes stores in reference cities and major economic centers in the state of São Paulo (such as Campinas, Guarulhos, Ribeirão Preto and Santos); and also formalizes the start of the company's operations in Belo Horizonte. The complete list of the 60 commercial points can be consulted in the attached material. Assaí estimates that around 40 conversions will be delivered in the second half of 2022 and the remaining stores by the end of the first quarter of 2023.

Also, the conclusion of this stage attests the extremely successful demobilization work carried out in record time by GPA and allows the New GPA to focus on its most profitable operations.

GPA and Assaí will keep the market and its shareholders informed of any other relevant facts related to the Transaction.

São Paulo, April 04, 2022.

Guillaume Marie Didier Gras Vice-President of Finance and Investor Relations Officer of Companhia Brasileira de Distribuição	Gabrielle Castelo Branco Helú Investor Relations Officer of Sendas Distribuidora S.A.

LIST OF 60 COMMERCIAL POINTS THAT WILL BE CONVERTED INTO ASSAÍ:

	Store	FU	City	Address	Sales Area (‘000 sq. m.)
1	Farol	AL	Maceió	Av. Fernandes Lima, 4000	5,596
2	Maceió	AL	Maceió	Av. Comendador Gustavo Paiva, 3159	7,263
3	Rótula	BA	Salvador	Av. Antonio Carlos Magalhães, 6365	5,720
4	Paralela	BA	Salvador	Av. Gov. Luis Viana Filho, 3056	7,328
5	Vasco Da Gama	BA	Salvador	Av. Vasco da Gama, 828	6,547
6	Parangaba	CE	Fortaleza	Av. Senador Távora, 44	5,643
7	Montese	CE	Fortaleza	Av. Dos Expedicionarios, 4444	7,663
8	Mister Hull	CE	Fortaleza	Av. Mister Hull, 4300	5,646
9	Taguatinga	DF	Brasília	Aguas Claras - Qs-03 - Rua 420 - Lt-04	7,289
10	Brasilia Park	DF	Brasília	Smas, S/N,Trecho 3 Conj 5 Guara	6,551
11	Brasilia Norte	DF	Brasília	Stn S/N Lote Asa Norte	9,012
12	Brasilia Sul	DF	Brasília	Rua Sia Tr 12 Lt 105	7,281
13	Ceilândia	DF	Brasília	Qnm 11 Lote 06 S/N Loja E Mezanino Ceilandia	5,940
14	Goiânia	GO	Goiânia	Av. Portugal,S/N Qda L22 Setor Maris Setor	6,453
15	Belvedere	MG	Belo Horizonte	Rua Maria Luiza Santiago, 110	7,442
16	BH	MG	Belo Horizonte	Av. Francisco Sales 898	6,425
17	Minas Shopping	MG	Belo Horizonte	Av. Cristiano Machado, 4000	7,655
18	Joaquim Murtinho	MS	Campo Grande	R. Joaquim Murtinho, 3167	4,243
19	Campina Grande	PB	Campina Grande	Av. Prefeito Severino B. Cabral, 1339	4,815
20	J. Pessoa Tambaú	PB	João Pessoa	Av.Epitacio Pessoa, 1277	4,989
21	Boa Viagem	PE	Recife	Av. Eng Domingos Ferreira, 1818	6,653
22	Benfica	PE	Recife	Rua Benfica, 175	7,040
23	Teresina	PI	Teresina	Av. Presidente Kennedy, 501	5,625
24	Curitiba Kennedy	PR	Curitiba	Av. Presidente Kennedy, 1000	5,650
25	Curitiba Alto Da XV	PR	Curitiba	Av. Mal Humb.De Alen. C. Branco, 230	5,990
26	Maracanã	RJ	Rio de Janeiro	R. Jose Higino, 115	6,073
27	Galeão	RJ	Rio de Janeiro	Estr. do Galeao, 2700	7,618
28	São Gonçalo Centro	RJ	São Gonçalo	Av Presidente Kennedy, 429	4,209
29	Carioca	RJ	Rio de Janeiro	Av Vicente de Carvalho, 909	5,080
30	Maria Lacerda	RN	Parnamirim	Av. Maria Lacerda Montenegro	4,475
31	Natal Ponta Negra	RN	Natal	Av Eng Roberto Freire S/N Parte 1	6,287
32	Aracaju	SE	Aracaju	Av. Adélia Franco, 3735	6,718
33	Freguesia Do Ó	SP	São Paulo	Av. Nossa Senhora do O, 1759/2003	6,650
34	Praia Grande Shop	SP	Praia Grande	Av. Ayrton Senna da Silva, 1511	6,130
35	Guarulhos Centro	SP	Guarulhos	Av. Antônio de Souza, 300	5,351
36	Mogi Lar	SP	Mogi das Cruzes	Av. Pref. Carlos F. Lopes, 600	5,688
37	Jaguaré	SP	São Paulo	Av. Corifeu De Azevedo Marques, 4160	7,937
38	Sorocaba Campolim	SP	Sorocaba	Av. Professora Izoraida Marques Peres	5,642
39	Raposo Tavares	SP	São Paulo	Av.Marechal Fiuza de Castro, S/N	5,386
40	Anchieta	SP	São Bernardo do Campo	R. Garcia Lorca, 301	8,449
41	Taboão Da Serra	SP	Taboão da Serra	R. Joao Batista de Oliveira, 47/329	6,847
42	S.J.C. Colinas	SP	São José dos Campos	Av. Jorge Zarur, 100 Jardim Apolo	7,262
43	Interlagos	SP	São Paulo	Av.Sargento Geraldo Santana, 1491	5,811
44	Aeroporto	SP	São Paulo	Av. Washington Luis, 5859	7,613
45	Guarulhos B. Maia	SP	Guarulhos	Av. Salgado Filho, 4000	5,649
46	Guaianazes	SP	São Paulo	Estrada Itaquera Guaianazes, 2671	6,743
47	R. Preto P. Vargas	SP	Ribeirão Preto	Av. Presidente Vargas, 1671	6,026
48	Campinas Abolição	SP	Campinas	R. Abolicao, 2013	8,477
49	Anhanguera	SP	São Paulo	R. Samuel Klabin, 193	9,122
50	Penha	SP	São Paulo	Av. São Miguel, 962/1006	7,443

	Store	FU	City	Address	Sales Area (‘000 sq. m.)
51	Mooca	SP	São Paulo	R. Javari, 403	6,187
52	Caraguá Serramar	SP	Caraguatatuba	Av. José Herculano, 1086	5,606
53	Santos	SP	Santos	Av. Ana Costa, 318/340	8,293
54	Sorocaba	SP	Sorocaba	R. Maria Cinto de Biaggi, 164	7,425
55	Itatiba	SP	Itatiba	Av. Luis Emanuel Bianchi, 120	4,430
56	Araraquara	SP	Araraquara	R. Jose Bonifacio, 483	5,110
57	João Dias	SP	São Paulo	Av. Guido Caloi, 25	7,975
58	São Caetano	SP	São Caetano do Sul	Rua Sen. Vergueiro, 428/498	9,146
59	Campinas Amoreira	SP	Campinas	Av. Ruy Rodrigues, 1400	6,255
60	Palmas	TO	Palmas	Quadra 402 Sul, Avenida Ns 2 S/N	6,012
TOTAL SALES AREA					389,586

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.